18004990

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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SEC MAIL PROCESSING
Received
FEB 28 2018
WASH, D.C.

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-68146

FACING PAGE

Information required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING **1/1/17** (mm/dd/yy) AND ENDING **12/31/17** (mm/dd/yy)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: **Funding Circle Securities, LLC**

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

747 Front St, Floor 4
(No. and Street)

San Francisco	**California**	**94111**
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Helene Berson **415-203-3960**
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Breard & Associates, Inc.
(Name – if individual, state last, first, middle name)

9221 Corbin Ave, Suite 170	**Northridge**	**CA**	**91324**
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☑ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2).*

DB

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SEC 1410 (06-02) **Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.**

OATH OR AFFIRMATION

I, **Helene Berson**, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of **Funding Circle Securities, LLC**, as of **December 31, 2017**, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

NONE

Signature

Chief Financial Officer
Title

Notary Public

This report** contains (check all applicable boxes):

- ☑ (a) Facing page
- ☑ (b) Statement of Financial Condition.
- ☑ (c) Statement of Income (Loss).
- ☑ (d) Statement of Cash Flows.
- ☑ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☑ (g) Computation of Net Capital.
- ☑ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☑ (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- ☑ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirement Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

ACKNOWLEDGMENT

A notary public or other officer completing this certificate verifies only the identity of the individual who signed the document to which this certificate is attached, and not the truthfulness, accuracy, or validity of that document.

State of California
County of Marin)

On FEBRUARY 27, 2018 before me, L. McCabe, Notary Public
(insert name and title of the officer)

personally appeared HELENE BERSON POSTREL,
who proved to me on the basis of satisfactory evidence to be the person(s) whose name(s) is/are subscribed to the within instrument and acknowledged to me that he/she/they executed the same in his/her/their authorized capacity(ies), and that by his/her/their signature(s) on the instrument the person(s), or the entity upon behalf of which the person(s) acted, executed the instrument.

I certify under PENALTY OF PERJURY under the laws of the State of California that the foregoing paragraph is true and correct.

WITNESS my hand and official seal.

Signature ______________________________ **(Seal)**

L. MCCABE
Commission No. 2137701
NOTARY PUBLIC-CALIFORNIA
MARIN COUNTY
My Comm. Expires DECEMBER 20, 2019
NCC1

Funding Circle Securities, LLC

December 31, 2017

Table of Contents

BREARD & ASSOCIATES, INC.
CERTIFIED PUBLIC ACCOUNTANTS

Report of Independent Registered Public Accounting Firm

To the Directors and Equity Owners of Funding Circle Securities, LLC

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of Funding Circle Securities, LLC (the "Company") as of December 31, 2017, the related statements of income, changes in member's equity, and cash flows for the year then ended, and the related notes (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2017, and the results of its operations and its cash flows for the year then ended, in conformity with accounting principles generally accepted in the United States.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud.

Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Supplemental Information

The information contained in Schedules I and II ("Supplemental Information") has been subjected to audit procedures performed in conjunction with the audit of the Company's financial statements. The Supplemental Information is the responsibility of the Company's management. Our audit procedures included determining whether the Supplemental Information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the Supplemental Information. In forming our opinion on the Supplemental Information, we evaluated whether the Supplemental Information, including its form and content is presented in conformity with 17 C.F.R. § 240.17a-5. In our opinion, Schedules I and II are fairly stated, in all material respects, in relation to the financial statements taken as a whole.

Breard & Associates, Inc.

Breard & Associates, Inc.
Certified Public Accountants

We have served as the Company's auditor since 2013.
Oakland, California
February 27, 2018

9221 Corbin Avenue, Suite 170, Northridge, California 91324
phone 818.886.0940 *fax* 818.886.1924 *web* www.baicpa.com
Los Angeles Chicago New York Oakland Seattle

FUNDING CIRCLE SECURITIES, LLC

STATEMENT OF FINANCIAL CONDITION

December 31, 2017

ASSETS

Cash	$	81,900
Prepaid assets		4,434
Total assets	$	86,334

LIABILITIES AND MEMBER'S CAPITAL

Liabilities:		
Accounts payable and accrued liabilities	$	20,357
Total liabilities		20,357
Commitments and contingencies		
Member's capital		65,977
Total liabilities and member's capital	$	86,334

See accompanying notes to the financial statements

FUNDING CIRCLE SECURITIES, LLC

STATEMENT OF OPERATIONS

for the year ended December 31, 2017

Revenue	$ -
Expenses	
Professional fees	221,878
Regulatory fees	24,365
Operating expenses	5,341
Total expenses	251,584
Net loss	$ (251,584)

See accompanying notes to the financial statements

FUNDING CIRCLE SECURITIES, LLC

STATEMENT OF CHANGES IN MEMBER'S CAPITAL

for the year ended December 31, 2017

Member's capital, beginning of year	$ 42,561
Contributions	275,000
Net loss	(251,584)
Member's capital, end of year	$ 65,977

See accompanying notes to the financial statements

FUNDING CIRCLE SECURITIES, LLC

STATEMENT OF CASH FLOWS

for the year ended December 31, 2017

Cash flows from operating activities:		
Net loss	$	(251,584)
Change in operating assets and liabilities:		
Prepaid Expense		(3,254)
Accounts payable and accrued expenses		8,542
Net cash used in operating activities		(246,296)
Cash flows from financing activities:		
Contributions from member		275,000
Net cash provided by financing activities		275,000
Net increase in cash		28,704
Cash, beginning of year		53,196
Cash, end of year	$	81,900
Supplemental information:		
Income taxes paid	$	800
Interest paid	$	-

See accompanying notes to the financial statements

Funding Circle Securities, LLC

Notes to the Financial Statements

December 31, 2017

1. Organization and Summary of Accounting Policies

Organization and Nature of Business

Funding Circle Securities, LLC (formerly known as DSRM Brokerage, LLC) (the "Company") is a Delaware Limited Liability Company formed on December 17, 2008 with a perpetual term of existence and limited liability in accordance with the firm's operating agreement and relevant state law. The Company is a foreign LLC registered to do business in California. The Company is 100% owned by Funding Securities USA, Inc. (the "Parent").

The Company became a member of the Financial Industry Regulatory Authority on March 22, 2010. The Company is a private placement broker-dealer registered with the U.S. Securities and Exchange Commission ("SEC"), a SIPC member and is regulated by the Financial Industry Regulatory Authority ("FINRA").

The Company is registered as an exempt foreign dealer with the Ontario Securities Commission

The Company conducts a securities business limited to private placement of securities issued by another subsidiary of its Parent. The Company does not receive any compensation for the services provided.

Basis of Presentation

The financial statements of the Company have been prepared using accounting principles generally accepted in the United States of America ("U.S. GAAP"). Financial statements prepared on a U.S. GAAP-basis require management to make estimates and assumptions that affect the amounts and disclosures reported in the financial statements and accompanying notes. Such estimates and assumptions could change in the future as more information becomes known, which could impact the amounts reported and disclosed herein.

Recent Accounting Pronouncements

The Company does not expect any recent accounting pronouncements to have any material impact on its financial condition or results of operations.

2. Net Capital

The Company is a member firm of FINRA, and is subject Securities and Exchange Commission Uniform Net Capital Rule 15c3-1. Under this rule, the Company is required to maintain minimum "Net Capital" of the greater of $5,000 or 6 2/3% of "Aggregate Indebtedness", as these terms are defined, and that the ratio of aggregate indebtedness to net capital, both as defined by the Rule, shall not exceed 15 to 1. Net Capital and Aggregate Indebtedness change daily. The Company had Net Capital of $61,543 at December 31, 2017 which exceeded the regulator requirement of $5,000 by $56,543. The ratio of Aggregate Indebtedness to Net Capital was 3.3 at December 31, 2017.

3. Income Taxes

The Company was formed as a Delaware Limited Liability Company ("LLC"). LLC's are not taxable entities and are treated in the same manner as a partnership for federal and state income tax purposes. Federal and state income tax statutes require that the income or loss of the LLC be included in the tax returns of the individual members.

The Company recognizes and measures its unrecognized tax benefits in accordance with Financial Accounting Standards Board Accounting Standards Codification ("FASB ASC") 740, *Income Taxes*. Under that guidance the Company assesses the likelihood, based on their technical merit, that tax positions will be sustained upon examination based on the facts, circumstances and information available at the end of each period. The measurement of unrecognized tax benefits is adjusted when new information is available, or when an event occurs that requires a change.

The Company files tax returns as prescribed by the tax laws of the jurisdictions in which it operates. In the normal course of business, the Company is subject to examination by federal, state, local, and foreign jurisdictions, where applicable. The Company is subject to examination by the federal and state taxing authorities for the prior three years.

4. Related Party Transactions

As discussed in Note 1, the Company does not receive any compensation for its private placement services provided to an affiliated entity. Its operations are funded through capital contributions from its Parent who has committed to continue to make such contributions.

The Company has an expense sharing agreement with the Parent. The Company has no obligation to reimburse or compensate the Parent unless requested by the Parent. The Company's results of operations and financial position could differ from those that would have been obtained if the entities were autonomous.

5. Recently Issued Accounting Pronouncements

The Financial Accounting Standards Board (the "FASB") has established the Accounting Standards Codification ("Codification" or "ASC") as the authoritative source of generally accepted accounting principles ("GAAP") recognized by the FASB. The principles embodied in the Codification are to be applied by nongovernmental entities in the preparation of financial statements in accordance with GAAP in the United States. New accounting pronouncements are incorporated into the ASC through the issuance of Accounting Standards Updates ("ASUs").

Management has reviewed the accounting updates issued by the FASB that were either newly issued or had effective implementation dates that would require their provisions to be reflected in the financial statements for the year ended December 31, 2017. Based upon this review, the Company has implemented the pronouncements that require adoption, if any, and disclosed them in the appropriate footnote. Management has also concluded that the remaining pronouncements have either limited or no application to the Company and, in all cases, implementation would not have a material effect on the financial statements taken as a whole.

6. Guarantees

FASB ASC 460, Guarantees, requires the Company to disclose information about its obligations under certain guarantee arrangements. FASB ASC 460 defines guarantees as contracts and indemnification agreements that contingently require a guarantor to make payments to the guaranteed party based on changes in an underlying factor (such as an interest or foreign exchange rate, security or commodity price, an index or the occurrence or nonoccurrence of a specified event) related to an asset, liability or equity security of a

guaranteed party. This guidance also defines guarantees as contracts that contingently require the guarantor to make payments to the guaranteed party based on another entity's failure to perform under an agreement as well as indirect guarantees of indebtedness of others. The Company has issued no guarantees at December 31, 2016 or during the year then ended.

7. Commitments and Contingencies

The Company had no commitments, no contingent liabilities and had not been named as a defendant in any lawsuit at December 31, 2017 or during the year then ended.

8. Subsequent Events

The Company has evaluated events subsequent to the balance sheet date for items requiring recording or disclosure in the financial statements. The evaluation was performed through February 26,2018, which is the date the financial statements were available to be issued. Based upon this review, the Company has determined that there were no events which took place that would have a material impact on its financial statements.

SUPPLEMENTAL INFORMATION
SCHEDULE I

FUNDING CIRCLE SECURITIES, LLC

COMPUTATION OF NET CAPITAL FOR BROKERS AND DEALERS PURSUANT TO RULE 15C3-1 UNDER THE SECURITIES EXCHANGE ACT OF 1934

for the year ended December 31, 2017

Net capital:		
Total member's capital		$ 65,977
Less: Non-allowable assets		
Prepaid expense		4,434
Total non-allowable assets		4,434
Net Capital		**61,543**
Aggregate indebtedness:		
Items included in statement of financial condition:		
Accounts payable and accrued liabilities	$ 20,357	
Total aggregate indebtedness (A.I.)		$ 20,357
Computation of basic net capital requirement, greater of:		
Minimum net capital required (6-2/3% of A.I.)		$ 1,357
Minimum dollar requirement		$ 5,000
Excess net capital		$ 56,543
Net capital less greater of 10% of A.I. or 120% of minimum dollar requirement		$ 55,543
Ratio: Aggregate indebtedness to net capital		.33 to 1

The above computation of net capital pursuant to SEC Rule 15c3-1 does not differ materially from the computation as of December 31, 2017 included in the Company's unaudited Form X-17a5, Part IIA.

See report of independent registered public accounting firm

SUPPLEMENTAL INFORMATION
SCHEDULE II

Computation for Determination of Reserve Requirements Under Rule 15c3-3 of the Securities and Exchange Commission

Information Relating to Possession or Control Requirements Under Rule 15c3-3 of the Securities and Exchange Commission

For the Year Ended December 31, 2017

An exemption from Rule 15c3-3 is claimed, based upon section (k)(2)(i). The Company does not accept or handle customer funds or securities.

See report of independent registered public accounting firm

BREARD & ASSOCIATES, INC.
CERTIFIED PUBLIC ACCOUNTANTS

Report of Independent Registered Public Accounting Firm

We have reviewed management's statements, included in the accompanying Assertions Regarding Exemption Provisions, in which (1) Funding Circle Securities, LLC identified the following provisions of 17 C.F.R. § 15c3-3(k) under which Funding Circle Securities, LLC claimed an exemption from 17 C.F.R. § 240.15c3-3(k)(2)(i) (the "exemption provisions") and (2) Funding Circle Securities, LLC stated that Funding Circle Securities, LLC met the identified exemption provisions throughout the most recent fiscal year without exception. Funding Circle Securities, LLC's management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about Funding Circle Securities, LLC's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(i) of Rule 15c3-3 under the Securities Exchange Act of 1934.

Breard & Associates, Inc.
Certified Public Accountants

Oakland, California
February 27, 2018

9221 Corbin Avenue, Suite 170, Northridge, California 91324
phone 818.886.0940 *fax* 818.886.1924 *web* www.baicpa.com
LOS ANGELES CHICAGO NEW YORK OAKLAND SEATTLE

Funding Circle
Securities

February 27, 2018

SEA 15c3-3 Exemption Report

I, Helene Berson, Chief Financial Officer of Funding Circle Securities, LLC (the "Company") represent the following:

1. The Company claims the k(2)(i) exemption to SEA §240.15c3-3;

2. The Company met the identified exemption provisions in SEA §240.15c3-3(k) throughout the most recent fiscal year ending December 31, 2017 without exception;

Respectfully submitted,

Helene Berson
Chief Financial Officer